

May 23, 2013

<u>Via E-mail</u>
Mr. George McHenry
Executive Vice President and Chief Financial Officer
Hanger, Inc.
10910 Domain Drive, Suite 300
Austin, TX 78758

Re: Hanger, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 001-10670

Dear Mr. McHenry:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                   Sincerely,

                                                   /s/ Jim B. Rosenberg

                                                   Jim B. Rosenberg
                                                   Senior Assistant Chief Accountant